RESVERLOGIX

www.resverlogix.com

RECEIVED
2009 MAY -5 A 8:18
OFFICE OF INTERNATIONAL CORPORATE FINANCE

09046138

May 1, 2009

Via Courier

Suite 202
279 Midpark Way SE
Calgary AB T2X 1M2
P 403.254.9252
F 403.256.8495
info@resverlogix.com

Securities and Exchange Commission
Division of Corporate Finance – International Corporate Finance
100 F Street, NE
Washington, DC 20549

SUPPL

RE: RESVERLOGIX CORP. FILE #35003

Dear Sirs:

In connection with the Commission's granting to Resverlogix Corp. (the "Company") the exemption provided by Rule 12g3-2(b) under the Securities Exchange Act, enclosed please find materials filed by the Company in Canada for the period between April 16, 2009 through April 30, 2009 (inclusive).

Should you have any questions or comments, please do not hesitate to contact the writer.

Respectfully yours,

RESVERLOGIX CORP.

For Kelly McNeill
Chief Financial Officer

KM/jch
Enclosures

-35003

RECEIVED
2009 MAY -5 A 8:18
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Form 51-102F3
Material Change Report

1. **Name and Address of Company**

Resverlogix Corp.
202, 279 Midpark Way SE
Calgary, AB T2X 1M2

2. **Date of Material Change**

April 6, 2009

3. **News Release**

April 6, 2009 via CNW Group

4. **Summary of Material Change**

Resverlogix Corp. ("Resverlogix" or the "Company") announced today that it has executed an agreement with a syndicate of investors, led by NGN BioMed Opportunity II, L.P., representing US $20 million, or approximately CDN $24.7 million in subscriptions for its previously announced equity private placement.

In addition to the foregoing, the Company has renegotiated various terms of its outstanding notes of approximately US $7.2 million held by certain investors under the private placement.

Dr. Roger Newton will be shifting from Resverlogix's Board of Directors to its Clinical Advisory Board.

5. **Full Description of Material Change**

Resverlogix Corp. ("Resverlogix" or the "Company") announced today that it has executed an agreement (the "Agreement") with a syndicate of investors, led by NGN BioMed Opportunity II, L.P. ("NGN"), representing US $20 million, or approximately CDN $24.7 million in subscriptions for its previously announced equity private placement. The terms of the Agreement also contemplate an optional US $15 million equity placement within six months of the date of closing of the first financing. Rodman & Renshaw, LLC, a wholly-owned subsidiary of Rodman & Renshaw Capital Group, Inc. served as the exclusive placement agent for the offering.

Under the terms and conditions of the Agreement for the first financing (the "First Tranche") Resverlogix will issue units (the "Units"), with each Unit comprising of one common share (a "Common Share") and 0.40 of a purchase warrant (a "Warrant") at a price of CDN $2.72 per Unit. Each whole Warrant entitles the holder to acquire for a period of five years an additional Common Share at a price of $2.72 per share. The price of $2.72 was reserved with the TSX on February 5, 2009 and represents the 5 day volume weighted average price ("VWAP") on that date without any discount being applied. The actual number of shares that will be issued will be established based the CDN/US currency exchange rate on final closing, but it is estimated to be

approximately 9,100,000 common shares and 3,640,000 warrants under the current subscriptions.

In the event that Resverlogix elects to complete a further financing within 6 months of the date of closing of this First Tranche, it would do so under the terms for the second tranche (the "Second Tranche") provided for in the Agreement. The Agreement calls for a Second Tranche of US $15 million of units (the "Second Tranche Units"), with each Second Tranche Unit consisting of one Common Share and 0.40 of a warrant (a "Second Tranche Warrant"). The price for each Second Tranche Unit would be equal to a twenty percent discount to the VWAP on the TSX of the common shares immediately prior to the closing date of the Second Tranche. The exercise price of each full Second Tranche Warrant would be equal to the same 5 day VWAP, but without a discount. The warrants under both tranches contain certain anti-dilution provisions, including a weighted average price adjustment should the Company complete another financing (other than the Second Tranche) at a price below the exercise price of such warrants.

There are currently 30,152,660 common shares of Resverlogix outstanding. The issuance of shares for this financing represents dilution of thirty percent without taking into account exercise of the warrants and forty-two percent assuming full exercise of the warrants. Should the Second Tranche be completed, the number of Second Tranche Units issued would be dependent on the then 5 day VWAP and foreign exchange rate. Completion of the First Tranche has not resulted in the creation of any new insider of the Company. However since the exact allocation among Investors is not yet fixed and it is possible that an Investor could, however, acquire more than 10 percent of the outstanding shares of Resverlogix the Second Tranche is completed and it acquires sufficient Second Tranche Units.

As previously announced by Resverlogix, the Company relied upon Section 604(e) of the TSX Company Manual in order to facilitate this financing. As a matter of proper disclosure and full transparency Resverlogix is obligated to state that having relied upon Section 604 (e), TSX initiated a delisting review of the Company. The TSX has identified that the delisting criteria applicable to the Company is "Financial condition and/or operating results". The Company believes that, upon completion of the offering, it will be able to satisfy TSX that it meets all TSX listing requirements.

In addition to the foregoing, the Company has renegotiated various terms of its outstanding notes of approximately US $7.2 million held by certain investors under the private placement. These notes currently provide for, among other things, an interest rate of twelve percent per annum, a put right of the holders that allow them to put the notes for cash and a redemption right of the Company that allows the Company to redeem the notes for cash. Under the revised terms of the notes, the investors and the Company have agreed to suspend their respective put and redemption rights for a period of six months from the date of closing of the placement and to increase the interest rate on the notes to eighteen percent per annum.

In unrelated news Dr Roger Newton will be shifting from Resverlogix's Board of Directors to its Clinical Advisory Board. Resverlogix looks forward to his continued support and counsel.

6. Reliance of subsection 7.1(2) of National Instrument 51-102

N/A

7. **Omitted Information**

N/A

8. **Executive Officer**

Donald J. McCaffrey, President and CEO
Telephone: 403-254-9252

9. **Date of Report**

April 16, 2009

Form 51-102F3
Material Change Report

1. **Name and Address of Company**

Resverlogix Corp.
202, 279 Midpark Way SE
Calgary, AB T2X 1M2

2. **Date of Material Change**

April 15, 2009

3. **News Release**

April 15, 2009 via CNW Group

4. **Summary of Material Change**

Resverlogix Corp. ("Resverlogix" or the "Company") announced today that it has completed the first tranche of a private placement equity financing for gross proceeds of CDN$24.25 million.

Related to this financing, Peter Johann, Ph.D. will join the Company's Board of Directors.

5. **Full Description of Material Change**

Resverlogix Corp. ("Resverlogix" or "Company") announced today that it has completed the first tranche of the private placement equity financing that was previously announced on April 6, 2009.

Under the terms and conditions of the Agreement for this first tranche of the financing Resverlogix has issued units (the "Units") to the investors, which were led by NGN BioMed Opportunity II, L.P. (NGN), with each Unit comprising of one common share (a "Common Share") and 0.40 of a purchase warrant (a "Warrant") at a price of CDN $2.72 per Unit. Each whole Warrant entitles the holder to acquire for a period of five years an additional Common Share at a price of $2.72 per share. Resverlogix has issued 8,916,845 common shares and 4,175,229 warrants for gross proceeds of $24.25 million. Prior to the closing of the financing, the Company had 30,235,160 common shares of Resverlogix outstanding.

Related to this financing NGN will have one Board seat which will be taken by Peter Johann, Ph.D. and there is an option to access a second Board seat under certain circumstances. Dr. Peter Johann is a Managing General Partner of NGN Capital. He joined from Boehringer Ingelheim where he was the Division Head of Corporate Development. His responsibilities at Boehringer Ingelheim included strategic planning, strategic projects, M&A, business development and licensing. Prior to this Dr. Johann served at F. Hoffmann-La Roche as Global Business Leader where he led global business teams and was responsible for global marketing of oncology products as well as evaluation of pipeline products from internal and external sources.

In addition to the foregoing, NGN advises that as a result of its purchase of Units under the financing it owns, directly or indirectly, an aggregate of 3,334,163 Common Shares representing approximately 8.52% of the total issued and outstanding Common Shares, and 1,333,665 warrants which, if exercised in full by NGN, would result in NGN holding , directly or indirectly, 4,667,828 Common Shares in the aggregate, representing approximately 11.53% of the total issued and outstanding Common Shares of the Company on a pro-forma basis. NGN purchased the Common Shares for investment purposes. NGN may, in the future, take such actions in respect of its shareholdings in the Company as it may deem appropriate in light of the circumstances then existing, including (subject to any agreement with the Company) the purchase of additional shares or other securities of the Company through open market purchases or privately negotiated transactions, or the sale of all or a portion of its holdings in the open market or in privately negotiated transactions to one or more purchasers.

NGN is a global healthcare venture capital investment firm. NGN has investment capabilities across a broad spectrum of healthcare segments, including drug products, medical devices, and healthcare services, with an emphasis on later-stage opportunities. NGN has offices in New York, NY, Heidelberg, Germany, and Greenwich, CT. More information on NGN can be found at www.ngncapital.com.

6. Reliance of subsection 7.1(2) of National Instrument 51-102

N/A

7. Omitted Information

N/A

8. Executive Officer

Donald J. McCaffrey, President and CEO
Telephone: 403-254-9252

9. Date of Report

April 16, 2009

REPORT UNDER PART 3
of
NATIONAL INSTRUMENT 62-103

RESVERLOGIX CORP. ("RVX")

1. **Name and Address of the Offeror:**

NGN BioMed Opportunity II, L.P. ("**NGN**")
369 Lexington Avenue, 17th Floor
New York, NY 10017
USA

2. **The designation and number or principal amount of securities and the Offeror's security holding percentage in the class of securities of which the Offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the news release, and whether it was ownership or control that was acquired in those circumstances:**

On April 15, 2009 NGN acquired by private placement from treasury ownership of 3,334,163 common shares of RVX and 1,333,664 warrants to purchase common shares (the "**Private Placement**").

3. **The designation and number or principal amount of securities and the Offeror's security holding percentage in the class of securities immediately after the transaction or occurrence giving rise to obligation to file the news release:**

Subsequent to the Private Placement, NGN holds 3,334,163 common shares of RVX representing approximately 8.52 percent (8.52%) of the issued and outstanding common shares of RVX and 1,333,665 warrants of RVX which, assuming the exercise by NGN on payment of $2.72 per common share, would result in NGN holding 4,667,828 common shares in the aggregate, representing approximately 11.53 percent (11.53%) of the issued and outstanding common shares of RVX.

4. **The designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in paragraph 3 over which:**

   (a) **the Offeror, either alone or together with any joint actors, has ownership and control:**

   As per item 3 above.

   (b) **the Offeror, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the Offeror or any joint actor:**

Not applicable.

(c) **the Offeror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership:**

Not applicable.

5. **The name of the market in which the transaction or occurrence giving rise to the report took place:**

Not applicable. NGN acquired the common shares from treasury pursuant to the Private Placement.

6. **The purpose of the Offeror and any joint actors in effecting the transaction or occurrence giving rise to the report, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:**

NGN acquired the common shares and warrants for investment purposes. NGN may in the future take such actions in respect of its shareholdings in RVX as it may deem appropriate in light of the circumstances then existing, including the purchase of additional shares or other securities of RVX through open market purchases or privately negotiated transactions, or the sale of all or a portion of its holdings in the open market or in privately negotiated transactions to one or more purchasers.

7. **The general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the Issuer entered into by the Offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to the report, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:**

The Private Placement was conducted pursuant to a share purchase agreement entered into among NGN, RVX and certain other parties.

Pursuant to a registration rights agreement entered into among NGN, RVX and certain other shareholders of RVX, NGN may, by written notice to RVX, request that RVX file a prospectus and take such steps as may be necessary to effect a qualification of common shares held by NGN under applicable securities legislation to permit the distribution of such securities to the public in any or all of the provinces and territories of Canada.

Pursuant to an investor rights agreement entered into among NGN, RVX and certain other shareholders of RVX (the "**Investor Rights Agreement**"), any shareholder who is party to such agreement agrees to exercise any and all voting rights to implement the terms of such agreement including, without limitation, to vote for the nomination, election, and re-election to the board of directors of any

NGN nominee(s) during the term of such agreement. In connection with the Private Placement, Dr. Peter Johann, Ph.D. of NGN will be nominated to sit on the board of directors of RVX. The Investor Rights Agreement also provides restrictions on the transfer of RVX shares by any party thereto and obligates shareholders who are party to the agreement, other than NGN, to support certain approval rights provided to NGN pursuant thereto.

8. The names of any joint actors in connection with the disclosure required by this Report:

Not applicable.

9. In the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value of the consideration paid by the Offeror:

NGN acquired the common shares for $2.72 per common share or an aggregate of US$7,500,000, in connection with the Private Placement.

10. If applicable, a description of any change in any material fact set out in a previous report by the entity under the early warning requirements of Part 4 in respect of the reporting issuer's securities.

Not applicable.

DATED this 17th day of April, 2009.

NGN BIOMED OPPORTUNITY II, L.P., by its general partner, NGN BIOMED II GP, L.P., by its general partner, NGN CAPITAL LLC

Per: (signed) "*Dr. Peter Johann*"

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:
Resverlogix Provides Quarterly Update

<<
Alzheimer's disease biomarker assessment to be added to the Phase 1b/2a trial
>>

TSX Exchange Symbol: RVX

CALGARY, April 28 /CNW/ - Resverlogix Corp. ("Resverlogix" or "Company") (TSX:RVX) is pleased to provide a corporate update on activities as well as an interim progress report for Resverlogix's lead drug, RVX-208. Currently Resverlogix is conducting a human Phase 1b/2a clinical trial for the assessment of RVX-208, a new class of drugs, for the treatment of atherosclerosis. The primary endpoints for this trial are safety and tolerability. To date, Resverlogix would also like to announce that RVX-208 has demonstrated that it is safe, tolerable and has favorable pharmacokinetics. The study is a double blinded placebo trial, thus an interim analysis will not be released until after the completion date of July 2009. As a result of the recently announced financing, completion of the third arm of the Phase 1b/2a trial has recommenced. Resverlogix is also pleased to announce that it will be adding a new assessment of a biomarker for Alzheimer's disease to the third and final arm of this clinical trial.

"The unmet medical need of treating subjects with low levels of ApoA-I, "the HDL protein", is huge. RVX-208 has received a great deal of recognition based on current data. In parallel with advancing the clinical program for RVX-208 we have also made distinct progress in delineating the unique mechanism of action by which RVX-208 increases ApoA-I production," stated Donald J. McCaffrey, President and CEO of Resverlogix. "This data will in part be communicated by Dr. Norman Wong, MD and Chief Scientific Officer of Resverlogix at the upcoming American Heart Association (AHA) conference," added McCaffrey.

Resverlogix is also pleased to announce that it will host a live teleconference on Thursday, April 30, 2009 at 10:00 am MDT. The purpose of the teleconference is to provide a year-end update on both the science and the business aspects of the Company. The dial-in numbers for this event are international 1-604-638-5340 and toll free 1-800-319-4610. A link for this webcast will be posted onto the homepage of Resverlogix's website and can be accessed from the following address http://services.choruscall.com/links/resverlogix090430.html.

Quarterly Update Highlights

On April 15, 2009 Resverlogix announced the closing of a US $20 million financing which will allow the Company to continue its research and development activities in addition to its clinical operations. As part of this financing, terms for a second financing tranche were also negotiated for up to an additional US $15 million that can be optionally accepted at Resverlogix's discretion.

"Resverlogix has accomplished several key milestones many of which have been achieved recently. Our novel ApoA-I/HDL technology has received international attention from esteemed leaders during the recent American College of Cardiology (ACC) Scientific Sessions. These advances in RVX's technology accelerated progress in our current clinical trial and was summarized in a recent Wall Street Journal article," stated McCaffrey.

At the most recent ACC conference held in Orlando Florida RVX-208 was the subject of two key plenary sessions. Dr. Steven Nissen, Chairman of the Department of Cardiovascular Medicine at the Cleveland Clinic presented Resverlogix data. In his keynote address Dr. Nissen spoke to an audience of over 1,500 key medical, research and industry stakeholders where he highlighted HDL and ApoA-I as valid drug research targets for the ongoing risk

that still remains among the millions of low HDL patients worldwide. As one of several hopeful strategies to combat the unmet medical need in atherosclerosis, Dr. Nissen highlighted the promising early results of RVX-208 on important atherosclerosis markers such as HDL, ApoA-I and pre-beta HDL as well as introducing the drug's novel mechanism of action. Several leaders in the field supported the notion of huge potential for ApoA-I to treat atherosclerosis and cardiovascular disease.

In a second keynote address during the same ACC conference Dr. Prediman K. Shah, Director of the Division of Cardiology and the Atherosclerosis Research Center at Cedars-Sinai Medical Center highlighted the advances of RVX-208 during his presentation titled "Novel strategies to increase HDL". During his presentation, Dr. Shah reviewed the unique features of RVX-208's novel mechanism of action and properties by which ApoA-I and functional HDL are increased.

Resverlogix continues to expand its scientific leadership through participation in key scientific conferences including presenting data on April 30, 2009 during the AHA Arteriosclerosis, Thrombosis and Vascular Biology Annual conference. On June 18, 2009 Resverlogix will be participating in a workshop that examines therapies which enhance reverse cholesterol transport during the XV International Symposium on Atherosclerosis hosted by the International Atherosclerosis Society.

Resverlogix granted 1,430,000 stock options to new employees, officers and directors and existing employees whose options expired during an extensive blackout period. During the past fiscal year 1,483,900 option grants expired, of which all director and officers expired options were priced below current market value. Given the expiry of these options, the new grant has a neutral effect on the capital structure of the company. The stock options plan provides for the issuance of up to a maximum of 10% of the issued and outstanding common shares. Subsequent to this option grant, the total options outstanding is equal to 6.9% of the issued and outstanding common shares and was 4.7% prior to the recent financing.

About RVX-208

RVX-208, a novel small molecule therapeutic that facilitates endogenous ApoA-I production, is positioned to be one of the most promising emerging drugs in the treatment of atherosclerosis. To the Company's knowledge RVX-208 is the only novel small molecule that is specifically designed to increase ApoA-I production and thereby raise HDL levels thus enhancing HDL functionality to augment reverse cholesterol transport.

About Resverlogix Corp.

Resverlogix Corp. is a leading biotechnology company engaged in the development of novel therapies for important global medical markets with significant unmet needs. The NexVas(TM) PR program is the Company's primary focus which is to develop novel small molecules that enhance ApoA-I. These vital therapies address the grievous burden of atherosclerosis and other important diseases such as Acute Coronary Syndrome, Diabetes, Alzheimer's disease, Peripheral Artery Disease and other vascular disorders. Resverlogix Corp. trades on the Toronto Stock Exchange (TSX:RVX). For further information please visit www.resverlogix.com.

%SEDAR: 00019253E

/For further information: Theresa Kennedy, VP, Corporate Communications, Resverlogix Corp., Phone: (604) 538-7072, Fax: (403) 256-8495, Email:

-35003

Theresa(at)resverlogix.com; Donald McCaffrey, President & CEO, Resverlogix Corp., Phone: (403) 254-9252, Fax: (403) 256-8495, Email: Don(at)resverlogix.com/
(RVX.)

CO: Resverlogix Corp.

CNW 09:30e 28-APR-09